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                                                                   EXHIBIT 99(i)

                                     [LOGO]
NEWS

FOR IMMEDIATE RELEASE

Contact:  Michael Trevino
          (847) 402-5600

         ALLSTATE SIGNS AGREEMENT FOR REINSURANCE OF VARIABLE ANNUITIES

     Northbrook, Ill., March 8, 2006 -- Today, The Allstate Corporation announced it has reached definitive agreements with Prudential Financial, Inc. for the reinsurance of its existing variable annuity business and for an exclusive distribution arrangement. The price for the entire transaction is $580.5 million and is subject to adjustment for market changes for the period between the execution date of the agreement and the closing date. The agreement is subject to regulatory approval and the transaction is expected to be completed by the end of the second quarter of 2006.

     The company's variable annuity products, with approximately $16 billion in account values, are manufactured by Allstate Financial, the business segment that provides life insurance, retirement and investment products to individuals and institutional customers. As part of the transaction, Prudential Financial will become the exclusive provider of variable annuity products through Allstate's exclusive agency channel and will take on Allstate's distribution responsibilities in the broker-dealer channel. Allstate Financial will continue to market variable annuities through its extensive set of bank distribution relationships by transitioning to an Allstate-branded, Prudential designed variable annuity product.

     "This transaction will enable Allstate Financial to dedicate additional resources and better deploy capital to a more focused portfolio of life insurance, fixed annuity and equity indexed annuity products where we have scale and significant market presence," said Casey Sylla, chairman and president, Allstate Financial. "It represents another action we are taking to deliver products and services on a more cost effective basis."

     Prudential Financial will manufacture variable annuity products for sale through Allstate's proprietary distribution force, which consists of approximately 12,400 exclusive agency owners in the U.S. (8,000 of whom are licensed to sell securities products) and 1,300 exclusive financial service representatives for the next three years. After this exclusive period, Prudential Financial will be a non-exclusive preferred provider for the following two years.

     "We are very pleased with this agreement and look forward to an outstanding relationship with Prudential Financial. We think it is a win for our business, our agency force and our customers. Allstate Financial can focus on leveraging our strengths in our core products."

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NEWS

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     After operating expenses and the amortization of deferred acquisition costs, the variable annuity business had historically only a minor contribution to Allstate Financial's operating results. The company expects to recognize a small GAAP gain on the transaction, which will be amortized into earnings over the life of the agreement.

     Now celebrating the 75th anniversary of the founding of Allstate Insurance Company, The Allstate Corporation (NYSE: ALL) is the nation's largest publicly held personal lines insurer. Widely known through the "You're In Good Hands With Allstate(R)" slogan, Allstate helps individuals in approximately 17 million households protect what they have today and better prepare for tomorrow through approximately 14,100 exclusive agencies and financial professionals in the U.S. and Canada. Customers can access Allstate products and services such as auto insurance and homeowners insurance through Allstate agencies, or in select states at allstate.com and 1-800 Allstate(R). EncompassSM and Deerbrook(R) Insurance brand property and casualty products are sold exclusively through independent agents. The Allstate Financial Group provides life insurance, supplemental accident and health insurance, annuity, banking and retirement products designed for individual, institutional and worksite customers that are distributed through Allstate agencies, independent agencies, financial institutions and broker-dealers.

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